Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-148234

Con-way Inc.

Final Term Sheet

Dated December 21, 2007

$425,000,000 7.25% Senior Notes due 2018

Issuer:	Con-way Inc. (“Con-way”)

Title of Securities:	7.25% Senior Notes due 2018 (the “notes”)

Note Type:	Senior Unsecured

Offering Size:	$425,000,000

Trade Date:	December 21, 2007

Settlement Date:	December 27, 2007 (T+3)

Maturity:	January 15, 2018

Coupon:	7.25% per annum

Price to Public (Issue Price):	99.993% plus accrued interest, if any, from December 27, 2007

Benchmark Treasury:	U.S. Treasury 4.25% due November 15, 2017

Spread to Benchmark Treasury:	310.5 basis points

Benchmark Treasury
Price and Yield:	100-27; 4.145%

Yield to Maturity:	7.25%

Denominations:	Minimum of $2,000 and integral multiples of $1,000 thereof

Ratings:	Baa3 by Moody’s Investors Service, Inc. / BBB by Standard & Poor’s Ratings Services /BBB by Fitch, Inc.

Interest Payment Dates:	January 15 and July 15, beginning on July 15, 2008.

Redemption Provisions:
Optional Redemption:	At any time at the greater of 100% of the principal amount of the notes or a make-whole call of a discount rate of treasury plus 50 basis points.

Change of Control Repurchase:	Upon the occurrence of a change of control repurchase event (which involves the occurrence of both a change of control and a below investment grade ratings event), the issuer will be required to make an offer to purchase the notes at a price equal to 101% of the principal amount plus accrued and unpaid interest to the date of repurchase.

Use of Proceeds:	Con-way intends to use the net proceeds of this offering and cash on hand to repay all amounts outstanding under its bridge loan facility, the proceeds of which were used to finance Con-way’s acquisition of CFI.

CUSIP:	205944 AB7

ISIN:	US205944AB76

Underwriter:	Goldman, Sachs & Co.

Con-way has filed a registration statement (including a prospectus) and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents Con-way has filed with the SEC for more complete information about the issuer and this offering. You should rely on the prospectus, prospectus supplement and any relevant free writing prospectus for complete details. You may get these documents for free by visiting the SEC Web site at www.sec.gov. Copies of the prospectus and the prospectus supplement may be obtained from Goldman, Sachs & Co. by calling 866-471-2526.

The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to revision or withdrawal at any time by Moody’s, Standard and Poor’s or Fitch. Each of the security ratings above should be evaluated independently of any other security rating.